November 17, 2009

Kevin L. Vaughn

Eric Atallah

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Power Integrations, Inc.

Form 10-K for the year ended December 31, 2008
Filed March 2, 2009
File No. 0-23441

Ladies and Gentlemen:

On behalf of Power Integrations, Inc. (“Power Integrations” or the “Company”), we are responding to comments received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated October 20, 2009, with respect to the filing referenced above (the “Comments”). The numbering of the paragraphs below corresponds to the numbering of the Comments, which for the Staff’s convenience have been incorporated into this response letter.

Form 10-K for the year ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 24

Critical Accounting Policies and Estimates, page 26

Revenue Recognition, page 26

1.	We note from your disclosures on page 52 that you defer the revenues and related costs for product shipped to distributors on the balance sheet line item “deferred income on sales to distributors.” To the extent that returns and price protection privileges could affect the amount of deferred income you ultimately recognize, please revise MD&A in future filings to include (1) disclosure of the amounts of gross deferred revenues and gross deferred costs of sales presented in your balance sheet and (2) a discussion of the impact of the return and pricing uncertainties on each reported period. Quantify and discuss the reason for any material impairments of deferred cost of sales. Your discussion could also include a roll-forward of your deferred income liability account. Further, please discuss any trends noted over the reported periods. Refer to Item 303(a) of Regulation S-K.

In response to the Staff’s comment, the Company respectfully informs the Staff that in all applicable future filings, to the extent that returns could materially affect the amount of deferred income the Company ultimately recognizes, the Company will revise MD&A to include:

1.	Disclosure of the amounts of gross deferred revenues and gross deferred costs of sales presented in the Company’s balance sheet as of the end of each reporting period; and

2.	Discussion of the impact of the return and pricing uncertainties on each reporting period. The Company respectfully informs the Staff that the Company does not provide price protection incentives to its distributors and partners.

In all applicable future filings, the Company will quantify and discuss the reasons for any material impairments of deferred cost of sales. Further, the Company will discuss any significant trends noted over the reported periods. As the Company already provides the components of the balance of the deferred income liability account for each reporting period, the Company respectfully advises the Staff that providing additionally a roll-forward of the Company’s deferred income liability account is not necessary.

Item 11. Executive Compensation, page 40

2.	We note from your disclosure under “Executive Compensation Components” that you have incorporated by reference from page 24 of your proxy statement that you target base salaries for your named executive officers at or above the 50th percentile of your peer companies. Given that you target the base salaries at this level, please briefly discuss in your applicable future filings how the base salaries you provide to the named executive officers relates to the data you have analyzed from the peer companies and include an analysis of where actual payments actually fell within the targeted range. If any of your named executive officers are compensated at levels that are materially different from the targeted levels, please also provide discussion and analysis as to why.

We respectfully advise the Staff that the Company will provide the information specified above in future applicable filings.

3.

We note that your annual incentive bonuses are targeted at or above the 50th percentile of peer companies. In future filings please clarify whether the level at which you set targets for annual incentive bonuses is at the 50th percentile or clearly identify the level above the 50th percentile you have targeted.

We respectfully advise the Staff that the Company will provide the information specified above in future applicable filings.

4.	We note from your disclosure under “Long-Term Equity-Based Incentive Awards” that you have incorporated by reference from page 25 of your proxy statement that you determined the level of option grants based on peer companies’ equity usage rates. You do not provide any analysis as to how the actual stock option grants compare to the peer companies’ equity usage rates. Please provide an analysis showing how the Compensation Committee determined the actual number of shares underlying the stock options that were awarded to your named executive officers and how and why those awards varied among the named executive officers.

In response to the Staff’s comment, the Company respectfully informs the Staff that in March 2007, Meyercord & Associates, Inc. (“Meyercord”), the independent compensation consulting firm engaged by the Compensation Committee (the “Compensation Committee”) of the Board of Directors of the Company, performed a comprehensive analysis of the Company’s long-term equity incentive compensation practices, including a review of the size of stock options granted to named executive officers at the Company’s peer companies. Based on this analysis, the Compensation Committee targeted the 50th percentile of the Company’s peer companies to determine the size of the stock options granted to the Company’s named executive officers in 2007.

In April 2008, Meyercord advised that trends in long-term equity incentive compensation awarded to named executive officers in the semiconductor industry, including the Company’s peer companies, had remained similar since the comprehensive analysis performed in 2007. Accordingly, the Compensation Committee determined the size of the stock options granted to the Company’s named executive officers (other than Mr. Bill Roeschlein) in April 2008 by granting stock options which possessed approximately the same Black-Scholes valuations as of the date of grant as the stock options granted to each respective officer in 2007.

As to certain additional grants, the Company notes that, on June 19, 2008, the Compensation Committee approved the grant of a stock option to purchase 100,000 shares of the Company’s common stock to the Company’s newly hired chief financial officer, Mr. Roeschlein. The size of this stock option grant was negotiated as part of Mr. Roeschlein’s offer letter. The Compensation Committee also considered stock options received by other newly-hired chief financial officers in the semiconductor industry and determined that Mr. Roeschlein’s stock option grant was fair and reasonable.

At the Company’s request, Meyercord advises that, collectively, the stock options to purchase an aggregate of 346,000 shares of the Company’s common stock granted to the Company’s named executive officers in 2008 placed the Company in the 44th percentile among the Company’s peer companies for the total number of shares underlying stock options granted to named executive officers. The Company respectfully notes that an analysis comparing the individual stock options granted to the named executive officers with the stock options granted to officers in analogous positions at the Company’s peer companies was not conducted in 2008.

Consolidated Statements of Income, page 45

5.	We note that you received insurance reimbursements of $878,000 and $841,000 during the years ended December 31, 2008 and 2007, respectively. We further note from your disclosures on page 34 that the 2007 amount relates to a reimbursement for a directors and officers’ liability claim. Please tell us and revise your disclosures in future filings to fully discuss the nature and the circumstances surrounding these insurance claims. To the extent these reimbursements are related to shareholder lawsuits described in your legal proceedings footnote on page 68, revise your disclosures to clarify the significant terms of the settlements and any related reimbursements.

The Company respectfully informs the Staff that the insurance reimbursements reported in fiscal years 2008 and 2007 represent insurance reimbursements for legal fees the Company paid related to certain stockholder lawsuits filed against the Company and certain of its directors and officers in connection with the Company’s investigation relating to historical stock option grants. These lawsuits were described in Part II, Item I “Legal Proceedings” of the Company’s Form 10-K for the year ended December 31, 2008. To the extent applicable and material, the Company respectfully informs the Staff that the Company will modify its disclosure in applicable future filings to fully discuss the nature and the circumstances surrounding these insurance claims.

In January 2008, the Company entered into a final settlement relating to the stockholder lawsuits as described on page 69 of the Company’s Form 10-K for the year ended December 31, 2008. The Company respectfully informs the Staff that the Company has already distributed a notice of the settlement to each of its stockholders in May 2008. This notice described the circumstances surrounding the settlement and summarized the terms of the settlement. The settlement documents were also publicly filed with the U.S. District Court. Because the settlement is final, the Company has already informed its stockholders of the settlement, and the Company does not have any future reimbursement or payment obligations or rights relating to the settlement, the Company respectfully asserts that a discussion of the significant terms of the settlement in the Company’s future filings should not be required.

Note 3. Commitments and Contingencies, page 57

6.	We note from your disclosures on page 8 that you have wafer supply agreements with four foundries. Please revise this note to disclose the material terms and conditions of your wafer supply agreements, including any minimum purchase commitments. Discuss how your agreements to share exchange rate fluctuations with the foundries work and how you account for such provisions.

In response to the Staff’s request to revise the note to disclose the material terms and conditions of the Company’s wafer supply agreements, the Company respectfully informs the Staff that the material terms and conditions of the wafer supply agreements are already disclosed on pages 8 and 9 of the Form 10-K for the year ended December 31, 2008. Further, the wafer supply agreements have been filed with the Commission as exhibits to the Company’s periodic reports.

To address the balance of the Staff’s comment, the Company respectfully proposes to modify its disclosures under the note in applicable future filings to incorporate the following substantive points:

•

The Company purchases wafers through purchase orders from foundries, which do not mandate minimum purchases. All but two of the Company’s wafer agreements provide for purchases in US currency. These two agreements require the wafer purchases to be in Japanese yen; however, the purchase price within these agreements is fixed at a base rate and allows for some sharing of the impact of exchange rate fluctuations from the base rate.

•

The currency fluctuation experienced between the time invoices are submitted to the Company until the time the yen is purchased and remitted to the supplier is a financial responsibility of the Company.

•

One of the Company’s wafer supply agreements which provides for the purchase of wafers in U.S. dollars also provides for a sharing of the impact of the exchange rate fluctuation between the Japanese yen and the U.S. dollar. Each year, the Company and the supplier agree to a fixed exchange rate. The fluctuation from this annual exchange rate is shared equally between both parties.

•	The Company accounts for the gain or loss from these transactions as part of other income or expense.

Exhibit 31.1 and 31.2

7.	We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual’s title.

We respectfully advise the Staff that the Company will delete the reference to the titles of the officers as specified above in future certifications.

* * * *

In addition, Power Integrations acknowledges:

•	Power Integrations is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Power Integrations may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call me at (408) 414-9200 if you have any questions or would like any additional information.

Sincerely,

/s/ Bill Roeschlein
Bill Roeschlein
Chief Financial Officer and Secretary Power Integrations, Inc.

cc:	Balu Balakrishnan, President and Chief Executive Officer, Power Integrations, Inc.
Timothy J. Moore, Cooley Godward Kronish LLP
Brett D. White, Cooley Godward Kronish LLP